EXHIBIT 14

CODE OF ETHICS

NHC’s founder, Dr. Carl E. Adams, strongly believed in and was guided by ethical standards emphasizing the love of God to man, and of man to man. Many of his sayings and philosophies are the basis of our company’s culture. Among other things, he is quoted as saying:

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Go when called, be available when needed, your best pay is the appreciation. If you deserve it, you will enjoy it.

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There is always room at the top - it’s the middle that’s crowded.

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A person succeeds by hard work. I believe in a good work ethic. Get up early and manage your business with careful attention to detail. You have to keep a balance between quality and earnings. Either one without the other will lead to failure. You can’t spend money you don’t have and if you don’t put money back to improve the services then the business will fail.

Based upon these and other maxims, the following statements of corporate policy constitute National HealthCare Corporation’s Code of Ethics. It reaffirms NHC’s corporate motto that "Care is Our Business" and requires that NHC, its officers and partners conduct their business and operations in accordance with the law and the high standards of business ethics.

1.

NHC requires all partners to conduct themselves in an honest and ethical manner and in compliance with all laws and regulations to which NHC and they are subject. Furthermore, all partners are expected to maintain an understanding of the laws and regulations through a continuing learning process about those laws and regulations. When the application of a law and regulation is uncertain, the guidance and advice of NHC legal counsel should be sought. All partners must report violations of this Code of Ethics to their supervisor, or the next highest managerial position if their supervisor is implicated in the violation.

2.

NHC is required to maintain contact with government officials and personnel or authorized agents or subcontractors of the government. The contacts, whether direct or indirect, must be in the form of proper business relationships. Such contact must never suggest undue influence upon such persons or cast doubt on NHC’s integrity. Furthermore, NHC requires that all filings with the government be accurate, timely, and clearly disclose all significant or material transactions reported to governmental payors and in public communications filed with government agencies or for the benefit of the general public and company investors.

3.

In accordance with this policy, NHC may sponsor nonpartisan educational programs for the purpose of better acquainting partners with the need to exercise corporate citizenship responsibilities.

4.

NHC maintains accurate and reliable corporate records that disclose all business transactions to which NHC is a party.

5.

NHC requires the undivided loyalty of its partners in the exercise of their NHC responsibilities. Except as may be otherwise approved by the Board of Directors or appropriate committee thereof, personal investments or other activities that may create a conflict of interest are prohibited. Circumstances that may give the appearance of a conflict of interest are to be avoided.

The NHC Board of Directors has adopted the foregoing Code of Ethics to apply to NHC, its subsidiaries, affiliates, officers and employees. All partners shall adhere to these terms or face disciplinary action in accordance with our Personnel Handbook.